UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Fourth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Beach Street Trust

Fidelity Management & Research Company

FMR Co., Inc.

Fidelity Distributors Corporation

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

William C. Coffey, Esq.

Chief Legal Officer

Fidelity Management & Research Company

245 Summer Street, V10E

Boston, Massachusetts 02110

With a copy to:

John V. O’Hanlon, Esq.

Robert W. Helm, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 78 sequentially numbered pages.

As filed with the Securities and Exchange Commission on April 30, 2019.

-i-

-ii-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

In the Matter of: Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation File No. 812-14364	Fourth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION

In this fourth amended and restated application (“Application”), Fidelity Beach Street Trust (the “Trust”1); Fidelity Management & Research Company and FMR Co., Inc. (together, “FMR”); and Fidelity Distributors Corporation (“FDC” or the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series of the Trust with an actively managed investment portfolio described below (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

[1]

As used herein, “Trust” shall also include any other existing or future open-end series management investment company registered with the Commission (as defined herein) and advised by the Adviser (as defined herein) or an entity controlling, controlled by or under common control with the Adviser that complies with the terms and conditions of this Application (any such entity is included in the term Adviser).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other open-end management companies offering Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by Fidelity Management & Research Company, FMR Co., Inc., or an entity controlling, controlled by, or under common control with Fidelity Management & Research Company or FMR Co., Inc. (Fidelity Management & Research Company, FMR Co., Inc., and each such other entity and any successor thereto included in the term “Adviser”), and (b) comply with the terms and conditions of the Application.2 The Initial Fund and Future Funds together are the “Funds.” Each Fund will operate as an exchange-traded fund (“ETF”).3

The Order would permit (i) Shares of the Funds to trade on an Exchange (as defined below) at prices set by the market rather than at net asset value (“NAV”); (ii) Shares to be redeemable only in large aggregations (“Creation Units”); and (iii) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

As an initial matter, it is important to note that the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders on exemptive applications that involve actively managed exchange-traded funds (“Active ETFs”) seeking relief similar to the relief that Applicants are requesting.4

[2]	For the purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]

Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications. Applicants anticipate that the Adviser, or an affiliate thereof, will enter into agreements to license the relevant intellectual property rights to other registered investment advisers advising new funds operating like the Funds.

[4]

See, e.g., TigerShares Trust, et al., 1940 Act Rel. Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019) (order); Pacer Funds Trust, et al., 1940 Act Rel. Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Rel. Nos. 33371 (Feb. 8, 2019) (notice) and 33390 (Mar. 6, 2019) (order); AQR Trust and AQR Capital Management, LLC, 1940 Act Rel. Nos. 33342 (Dec. 21, 2018) (notice) and 33347 (Jan. 28, 2019) (order); RYZZ Capital Management, LLC, et al., 1940 Act Rel. Nos. 33332 (Dec. 19, 2018) (notice) and 33362 (Jan. 31, 2019) (order); and American Century ETF Trust and American Century Investment Management, Inc., 1940 Act Rel. Nos. 32838 (Sept. 28, 2017) (notice) and 32871 (Oct. 25, 2017) (order).

As addressed below, however, there are distinguishing aspects of the Funds vis-à-vis existing Active ETFs. Most importantly, the Funds will not publicly disclose their complete portfolio holdings on a daily basis. Accordingly, this Application discusses in detail the factual and legal considerations supporting the requested ETF Relief.

The principal difference between the Funds and prior Active ETFs is that the Funds, in lieu of disclosing complete portfolio holdings daily to facilitate market participants’ hedging of and intra-day arbitrage in Shares, would provide other information that is sufficient on its own to enable such arbitrage. Specifically, on each “Business Day,” which is defined to include any day the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act, a tracking basket (“Tracking Basket”) for each Fund, which is designed to closely track the daily performance of the Fund, will be published on the Fund’s website before the commencement of trading of Shares. The Tracking Basket will be comprised of: (i) certain recently disclosed portfolio holdings5 that are held in the Fund’s portfolio at the time that the Tracking Basket is published; and (ii) liquid U.S. exchange-traded ETFs that convey information about the types of instruments in which a Fund invests (“Representative ETFs”).6 The Tracking Basket will be constructed utilizing a mathematical optimization process to minimize deviations in the daily returns of the Tracking Basket relative to the daily returns of the Fund. The Tracking Basket will also constitute the names and quantities of instruments for both purchases (“Deposit Instruments”) and redemptions (“Redemption Instruments”) of Shares. On each Business Day, before commencement

[5]

As discussed in Section I.B.2(c) below, each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag. This portfolio holdings disclosure policy is expected to be applied for Future Funds, however, the Adviser reserves the right to apply other portfolio holdings disclosure policies consistent with Board (as defined below) approved policies for a particular asset class and SEC disclosure requirements, to the extent deemed appropriate for Future Funds and approved by a Fund’s Board.

[6]

The Adviser does not expect to hold Representative ETFs in a Fund’s portfolio, except for purposes of effecting transactions in Creation Units. Excluding Representative ETFs, all of the securities in a Fund’s Tracking Basket will be actual holdings of the Fund at the time that the Tracking Basket is published.

of trading of Shares, the Tracking Basket Weight Overlap (defined below) will be published on the Fund’s website. The “Tracking Basket Weight Overlap” will be the percentage weight overlap between the Tracking Basket’s holdings compared to the holdings of the Fund that formed the basis for the Fund’s calculation of NAV at the end of the prior Business Day.7

Applicants anticipate that the difference in daily returns between the Fund and its Tracking Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Tracking Basket will be sufficiently small such that the Tracking Basket will provide arbitrageurs with a reliable hedging vehicle that they can use to effectuate low-risk arbitrage trades in Shares. Applicants further believe that the disclosure of the Tracking Basket and the Tracking Basket Weight Overlap will allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket. Arbitrageurs will have adequate information to be able to estimate the value of and hedge positions in a Fund’s shares, which Applicants believe will facilitate the arbitrage process and help ensure that the Shares normally will trade at market prices close to their NAV. Applicants also believe that competitive market making, where traders are looking to take advantage of differences in bid/ask spread, will aid in keeping spreads tight. Accordingly, Applicants believe that the ETF Relief requested meets the standards required under the 1940 Act and should be granted.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).8 Applicants request that any exemption under Section

[7]	The calculation of the Tracking Basket Weight Overlap is described in more detail in Section I.B.2(b) below.
[8]

As described below, the Section 12(d)(1) Relief (defined below), includes a novel element that permits a Fund that relies on the 12(d)(1) relief requested in this Application to invest in excess of the Section 12(d)(1)(A) limits in connection with a Fund’s receipt or delivery of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.

12(d)(1)(J) apply: (1) with respect to Section 12(d)(1)(B), to any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), to each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief” and together with the ETF Relief, “Relief”).9

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

[9]

Certain Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (each such Fund, an “FOF ETF”). It is within a Fund’s discretion to permit reliance on the Section 12(d)(1) Relief. In no case will a Fund that is an FOF ETF rely on the Section 12(d)(1) Relief.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.	Actively Managed Exchange-Traded Funds

A.	Applicants

1.	The Trust

The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund and may have multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.10 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. To the extent that a Fund operates as a regulated investment company (“RIC”), the Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended.

2.	The Initial Fund

The Initial Fund will be called the Fidelity ETF. The Initial Fund will seek capital appreciation. The Adviser will normally invest the Initial Fund’s assets primarily in exchange-traded common stocks.11 The Adviser may invest the Initial Fund’s assets in securities of foreign issuers, in addition to securities of

[10]	The term “Board” includes any board of trustees of a Future Fund, if different.
[11]	Although a Fund may invest in securities of companies of any capitalization, a Fund will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.

domestic issuers.12 A Fund may also invest in ETFs, Exchange-traded notes, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),13 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures14 that trade contemporaneously with the Shares, as well as cash and cash equivalents.15 No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase.

The Adviser will not be constrained by any particular investment style in managing a Fund’s assets. At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks or a combination of both types. In buying and selling securities for the Initial Fund, the Adviser will rely on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

3.	The Adviser

Fidelity Management & Research Company or FMR Co., Inc. will be the investment adviser to the Initial Fund. Each of Fidelity Management & Research Company and FMR Co., Inc. is a Massachusetts corporation registered with the Commission as an investment adviser under the Investment Advisers Act

[12]	With respect to securities listed on a foreign exchange, a Fund will only invest in securities traded on a non-U.S. exchange contemporaneously with the Fund’s Shares.
[13]

ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[14]

Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[15]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

of 1940 (“Advisers Act”). Each has its principal office located in Boston, Massachusetts. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

4.	The Distributor

FDC, a registered broker-dealer under the Exchange Act, is a Massachusetts corporation and will act as the distributor and principal underwriter of the Funds. The Distributor will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of this Application. Applicants request that the Order requested herein apply to any future Distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

No Distributor, Adviser, Sub-Adviser, Trust or Fund is, or will be, affiliated with any Exchange.

B.	Applicants’ Proposal For Funds

Except for the unique features of the Funds described in this section, the Funds will generally operate in the same manner as existing Active ETFs.

1.	Background

The Commission has considered the concept of Active ETFs since at least 2001 when it issued a Concept Release on Active ETFs and sought public comment to assist it with its consideration of sponsors’

potential Active ETF proposals.16 At that time, the Commission had only permitted ETFs that sought to track the (price and yield) performance of an underlying index (“Index ETFs”). The Commission identified transparency as a characteristic of Index ETFs that was widely thought to be important to the success of the ETF arbitrage mechanism and its ability to keep the market price of ETF shares close to NAV. Transparency was deemed important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value a position in an ETF’s shares, and thus transact with the ETF in creation units and with retail investors in the secondary market as required for the ETF’s arbitrage mechanism to function.17

Since 2001, the Commission has approved many Active ETFs that are also fully transparent, i.e., each day, before their shares begin trading on an Exchange, they make their full portfolio holdings which, will serve as the basis for that day’s NAV calculation, available to the market.

In issuing orders for Active ETFs, the Commission has adhered to the principle of transparency articulated in the Concept Release. However, implicit in the Concept Release’s discussion of transparency is that transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently. Rather, transparency is a proxy for characteristics that permit arbitrageurs to value and hedge a position in an ETF’s shares, which in turn facilitates the arbitrage process. As discussed below, Applicants do not believe that full portfolio holdings transparency on a daily basis is necessary for the maintenance of an efficient ETF arbitrage mechanism.

[16]	1940 Act Rel. No. 25258 (November 8, 2001) (“Concept Release”).
[17]

See Concept Release, supra note 16 (“Th[e] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”). To be clear, the Concept Release did not suggest, and Index ETF exemptive applications have not required, that Index ETFs’ portfolios be transparent. Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent and investing at least 80% of their assets in the securities of the underlying index.

The Commission expressed its views on one proposed alternative to full portfolio transparency for Active ETFs in a public notice issued on October 21, 2014.18 In the 2014 Notice, the Commission expressed particular concern with the applicants’ proposed use of indicative intraday value (“IIV”) as the primary pricing signal for potential arbitrage transactions.19 As discussed below, Applicants are proposing a different alternative to full portfolio transparency, which Applicants believe will facilitate an effective arbitrage mechanism.

2.	The Funds’ Proposed Arbitrage Mechanism

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in an ETF’s shares. Applicants’ view is based on the fact that, in their experience, as the risk of a trade increases, so must the profit potential for the trade to be undertaken by a trader or arbitrageur. In the ETF context, this means that, the profit potential needed for an arbitrageur to undertake an arbitrage trade in an ETF’s shares depends on the risk magnitude of the trade. The greater the risk, therefore, the wider the spread would need to be for the arbitrageurs to engage in a trade. Overall, reducing the risk of an arbitrage trade should encourage market activity that is designed to drive the market price of an ETF’s shares toward NAV and reduce any spread and premium/discount between such market price and NAV.

To date, Active ETFs have uniformly sought to facilitate low-risk arbitrage trades by providing full portfolio holdings transparency daily. Because FMR is an active manager that uses proprietary research and expertise to manage client portfolios, FMR has determined that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies “transparent.” By revealing holdings daily, Active

[18]	Precidian ETFs Trust, et al., 1940 Act Rel. No. 31300 (Oct. 21, 2014) (the “2014 Notice”).
[19]

The applicants subsequently addressed this concern and the Commission has recently indicated via public notice that an order granting the requested relief will be issued unless the Commission orders a hearing. Precidian ETFs Trust, et al., File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019; 1940 Act Rel. No. 33440 (Apr. 8, 2019).

ETFs risk signaling to the market their investment intent with respect to certain securities, leading other market participants to “front-run” and trade and establish sizable positions in anticipation of activity. In developing this proposal, therefore, FMR has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares. Applicants recognize that publication of the Tracking Basket is not equivalent to publication of the complete portfolio holdings of a traditional Active ETF, and could potentially cause a Fund’s Shares to have wider spreads and larger premiums/discounts20 than traditional Active ETFs.21 However, as described in further detail below, Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by disclosing on a daily basis a Tracking Basket comprised of certain recently disclosed portfolio holdings22 that are held in the Fund’s portfolio at the time that the Tracking Basket is published and Representative ETFs which can be used as a hedging vehicle by Authorized Participants and market makers.

[20]

Applicants distinguish between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade and may be calculated based on the Bid/Ask Price or the Closing Price relative to NAV. The “Closing Price” of Shares is the closing price of Shares on the Fund’s Exchange. The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer based on the National Best Bid and Offer (“NBBO”) at the time that the Fund’s NAV is calculated. The NBBO is the lowest available ask price and the highest available bid price for investors buying and selling securities. Applicants expect that the Exchange where the Funds are listed will provide the Funds with information from which the NBBO is derived. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

[21]

A variety of factors may contribute to wider spreads and larger premiums/discounts, including severe market disruption, diminished liquidity of the portfolio, and less portfolio transparency. In these circumstances, investors may pay more or less than NAV when they purchase Shares, or receive more or less than NAV when they sell Shares, in the secondary market. Applicants believe that the potential for wider spreads and larger premiums/discounts will be mitigated over time as a result of increasing secondary market volume, Authorized Participant activity, and marketplace acceptance of the Funds.

[22]	As explained in note 5 above and discussed in further detail in Section I.B.2(c) below, each Fund will disclose its portfolio holdings on its website on a monthly basis with a 30 day lag.

(a)	Tracking Basket

Applicants believe that a reliable hedging vehicle is an instrument (or group of instruments) whose performance reliably correlates to the NAV of the relevant Fund. More specifically, based on discussions with arbitrageurs and FMR’s trading experience, Applicants have identified a number of critical attributes of a reliable hedging vehicle for the Funds.

For each Fund, FMR will identify the contents of a Tracking Basket, designed to track closely the daily performance of the Fund. The Tracking Basket will consist of a combination of certain recently disclosed portfolio holdings that are held in the Fund’s portfolio at the time that the Tracking Basket is published and Representative ETFs.23 Representative ETFs selected for inclusion in the Tracking Basket will be consistent with a Fund’s objective and selected based on certain criteria, including, but not limited to, liquidity, assets under management, holding limits and compliance considerations. Although the Adviser does not expect to hold Representative ETFs in a Fund’s portfolio, except for purposes of effecting transactions in Creation Units, Representative ETFs can provide a useful mechanism to reflect a Fund’s holdings’ exposures within the Tracking Basket.24

The Tracking Basket will be constructed utilizing an optimization process to minimize daily deviations in return of the Tracking Basket relative to the Fund and will be used

[23]

The Tracking Basket will be limited to the holdings included in a Fund’s last published portfolio holdings that are held in the Fund’s portfolio at the time that the Tracking Basket is published plus Representative ETFs. Securities in the Tracking Basket will be exchange-traded. Applicants will generate a Tracking Basket for a new Fund using the holdings of a non-disclosed model portfolio, which the Adviser will manage in advance of a Fund’s launch. Until a Fund publicly discloses its holdings for the first time, a Fund’s Tracking Basket will consist of certain of the model portfolio’s monthly holdings with a 30 day lag that are held in the model portfolio (or Fund, if after launch) at the time the Tracking Basket is published plus Representative ETFs.

[24]

The set of Representative ETFs that are to be used in the Tracking Basket will depend on certain factors, including the Fund’s investment objective, past holdings, and benchmark, and may change from time to time. For example, a U.S. diversified fund benchmarked to a diversified U.S. index would use liquid U.S. exchange-traded ETFs to capture size (large, mid or small capitalization), style (growth or value) and/or sector exposures in the Fund’s portfolio. Leveraged and inverse ETFs will not be included in the Tracking Basket. Representative ETFs may constitute no more than 50% of the Tracking Basket’s assets.

to facilitate the creation/redemption process and arbitrage. The proprietary optimization process mathematically seeks to minimize three key parameters that Applicants believe are important to the effectiveness of the Tracking Basket as a hedge: tracking error (standard deviation of return differentials between the Tracking Basket and the Fund), turnover cost, and basket creation cost.25 The Tracking Basket will be rebalanced when the current Tracking Basket is replaced with a new “optimized” Tracking Basket. Typically, the Tracking Basket is expected to be rebalanced on schedule with the public disclosure of the Fund’s holdings; however, a new optimized Tracking Basket may be generated as frequently as daily, and therefore, rebalancing may occur more frequently at the Adviser’s discretion. In determining whether to rebalance a new optimized Tracking Basket, the Adviser will consider various factors, including liquidity of the securities in the Tracking Basket, tracking error, and the cost to create and trade the Tracking Basket.26 For example, if the Adviser determines that a new Tracking Basket may reduce the variability of return differentials between the Tracking Basket and the Fund when balanced against the cost to trade the new Tracking Basket, rebalancing may be appropriate. The Adviser will periodically review the Tracking Basket parameters and Tracking Basket performance and process.

(b)	Tracking Basket Weight Overlap

As noted above, on each Business Day, the Tracking Basket Weight Overlap will be published on the Fund’s website before the commencement of trading of Shares. Tracking Basket Weight Overlap will be calculated by first taking the sum of the absolute values of the differences of the weight of each holding in the Tracking Basket and the Fund’s actual portfolio and dividing by two. This calculation will result in

[25]	Tracking error measures the deviations between the Tracking Basket and Fund. Turnover cost and basket creation cost are measures of the cost to create and maintain the Tracking Basket as a hedge.
[26]

The Adviser uses a trading cost model to develop estimates of costs to trade a new Tracking Basket. There are essentially two elements to this cost: (1) the cost to purchase securities constituting the Tracking Basket, i.e., the cost to put on the hedge for the Authorized Participant, and (2) the cost of any adjustments that need to be made to the composition of the Tracking Basket, i.e., the cost to the Authorized Participant to change or maintain the hedge position. The inclusion of the trading cost model in the optimization process is intended to result in a Tracking Basket that is cost effective and liquid without compromising its tracking ability.

the commonly used Active Share measure, and the Tracking Basket Weight Overlap will be equal to 100% minus the calculated Active Share.

(c)	Portfolio Holdings Disclosure

Each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag. Traditional mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-PORT.

(d)	Effective Arbitrage

For the arbitrage mechanism to function effectively, arbitrageurs need sufficient information that allows them to accurately value Shares of a Fund to transact in both the primary and secondary market. Applicants believe that the Tracking Basket will enable arbitrageurs to understand the value and risk of a Fund’s actual portfolio and to create effective hedging strategies to allow for efficient arbitrage of Fund Shares. As described above, a Fund’s Tracking Basket will consist of exchange-traded securities in the Fund’s actual portfolio, as well as Representative ETFs, cash and cash equivalents. In addition, as described above, a Fund’s Tracking Basket will be optimized so that it reliably and consistently correlates to the daily performance of the Fund. We expect that market participants will use the Tracking Basket in a manner similar to how they use the “Portfolio Composition File” published by ETFs today. Because the daily returns of the Tracking Basket should have sufficiently small deviation from the daily returns of the Fund, market participants will have the confidence and be able to trade effectively, as well as hedge their positions accurately. Furthermore, Applicants believe that active two-way markets will develop for Fund Shares and competition for trade flow will drive market participants to maintain bid/ask spreads in line with valuation estimates derived from the Tracking Basket.

As is the case with existing ETFs, arbitrageurs would be able to assess whether the market price of a Fund’s Shares is higher or lower than the approximate intraday value of the Fund’s actual portfolio, and to make arbitrage and hedging decisions using the Tracking Basket. For example, if a Fund’s Shares are trading on an Exchange at a discount to the value of the Tracking Basket, arbitrageurs would purchase the number of Shares needed to assemble a Creation Unit and then redeem the Creation Unit from the Fund in exchange for the more valuable securities in the Tracking Basket. In addition, an arbitrageur could hedge its intraday risk by selling short the securities in the Tracking Basket. The arbitrageur would use securities in the Tracking Basket it obtained when redeeming the Creation Unit to cover its short positions. The arbitrageur’s purchases of Shares would have the effect of reducing the supply of Shares in the market, causing the market price of the Shares to increase, thereby bringing the market price of the Shares closer to the NAV of the Tracking Basket.

Applicants believe the Funds’ arbitrage process would operate similarly to the arbitrage process in place today for existing ETFs that use in-kind baskets for creations and redemptions that do not reflect the ETF’s complete holdings but nonetheless produce performance that is highly correlated to the performance of the ETF’s actual portfolio. As discussed in further detail in Sections III.A.3 and 4 below, Applicants have observed highly efficient trading of ETFs that invest in markets where security values are not fully known at the time of ETF trading, and where a perfect hedge is not possible, such as international stock and bond ETFs, and certain Index ETFs. While the ability to value and hedge many of these existing ETFs in the market may be limited, the majority of these ETFs have maintained an effective arbitrage mechanism and traded efficiently.

Applicants believe that, under the circumstances described, the Tracking Basket will provide arbitrageurs with sufficient information to make a market in the securities, hedge trading activities as needed, and to participate in creations and redemptions of the Shares in a manner that will result in an effectively operating arbitrage mechanism.

(e)	Conclusion

In sum, Applicants believe that, even in the absence of daily disclosure of full portfolio holdings, given a Tracking Basket of the quality described, arbitrageurs will have sufficient information and a reliable hedging vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares.

C.	Benefits of Funds to Investors

Applicants believe there is significant investor demand for Active ETFs that remains unmet. Exchange-traded products have grown in assets by a 17% compounded annualized growth rate over the last five years.27 Retail, intermediary and institutional investors have recently been gravitating to exchange-traded investment products.28 In addition, 77% of mutual fund assets under management industry-wide are invested in actively managed strategies, whereas, only two percent of exchange-traded product assets utilize actively managed strategies.29 Applicants believe the Funds would have broad appeal because they would provide investors with flexibility, choice and the alpha potential of active management in a tradeable vehicle. Applicants also believe that investors may use the Funds to complement exchange-traded passive products and active mutual fund strategies in their portfolios.

Much of the growth in exchange-traded products has been attributable to asset flows into passively managed ETFs. Applicants believe this is primarily attributable to constraints in the development of Active ETF products due to concerns by fund sponsors of the potential for front-running products that disclose holdings daily. The Funds propose to facilitate efficient trading of Shares through publication of information described herein, while protecting the identity of a Fund’s full portfolio contents. Applicants

[27]	In contrast, mutual fund products have grown in assets by 4% compounded rate over the same time period. Strategic Insight: Simfund Mutual Fund Database, as of December 31, 2018.
[28]	For example, in 2018, exchange-traded products experienced inflows of nearly $310 billion, while mutual funds experienced outflows of $228 billion. Id.
[29]

Of the two percent of exchange-traded product assets that utilize actively managed strategies, 78% are fixed income strategies. As a comparison, only 33% of assets invested in actively managed mutual funds are in fixed income strategies. Mutual Fund assets exclude money market funds. Id.

believe that the Tracking Basket mechanism supports effective portfolio construction and trading processes, without compromising performance for shareholders. A Fund would provide significant holdings information to the market, including daily disclosure of the names and quantities of instruments in the Fund’s Tracking Basket, the Tracking Basket Weight Overlap, and the Fund’s portfolio holdings on a monthly basis with a 30 day lag, while at the same time protecting Fund shareholders’ ability to benefit from active management. Applicants believe that this structure will protect the Funds from the potential for front-running of portfolio transactions, which could adversely impact the performance of a Fund.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares. As described herein, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should help ensure that the Shares normally will trade at market prices close to their NAV. Applicants also expect that specialists or market makers (collectively, “Exchange Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other Active ETFs, the Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that normally are close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; and will immediately reinvest interest received on the instruments held in a Fund’s portfolio (“Portfolio Instruments”).

Applicants also believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. Based on Applicants’ extensive experience with investors purchasing ETFs on Fidelity’s brokerage platform and as an ETF sponsor, Applicants have observed that investors have shown a significant interest in the ability to trade intraday for a variety of reasons, including availing themselves of certain desirable exchange-traded features, such as stop-loss and limit orders, obtaining real-time pricing of trades, and managing their portfolios with more flexibility and precision.

D.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial owners will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

E.	Exchange Listing

Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.30 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

F.	Purchases and Redemptions of Shares and Creation Units

1.	General

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session of the New York Stock Exchange, ordinarily 4:00 p.m. Eastern time (“ET”), on each Business Day (“NAV Calculation Time”). The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

[30]

If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.B.3 below.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of Deposit Instruments and shareholders redeeming their Shares will receive an in-kind transfer of Redemption Instruments. The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”)31 will be the same as the Fund’s Tracking Basket, except to the extent purchases and redemptions are made entirely or in part on a cash basis, as described below.

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.32 In such an instance, the Fund will announce,

[31]

Deposit Instruments and Redemption Instruments may include cash and/or securities. A Fund’s Deposit Instruments and Redemption Instruments will include Representative ETFs that are included in the Fund’s Tracking Basket except to the extent a Fund delivers or receives cash in lieu of such Representative ETFs.

[32]

In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different Portfolio Instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.33 The Tracking Basket and the Tracking Basket Weight Overlap will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant

[33]

The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

2.	Transaction Fees

All persons purchasing or redeeming Creation Units may incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Unit to the desired portfolio composition (“Transaction Fee”).

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.34 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.35 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Variations in the Transaction Fee may be made from time to time. In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,36 because Applicants expect DTC generally to charge Funds more than NSCC in connection with

[34]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[35]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the Fund may assess a higher Transaction Fee to offset higher transaction costs to the Fund.

[36]

Authorized Participants who participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their baskets of Deposit Instruments and Redemption Instruments to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process (the “DTC Process”), DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

3.	Timing

All orders to purchase or redeem Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV Calculation Time on the date the order is placed (“Transmittal Date”) in order for the purchaser or seller to receive the NAV determined on the Transmittal Date.37 In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.38 On days when an Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

4.	Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase

[37]

In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority of the Board either at a meeting or by written consent or by the affirmative vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board has the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

[38]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis.

or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.

Therefore, prices on the Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Exchange will be subject to customary brokerage fees and charges.

G.	Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price at the time of calculation of such NAV, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV. In addition, each Fund will provide any other information on their website regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide. The website will also disclose the Tracking Basket for each Fund, the Tracking Basket Weight Overlap, and for each Fund’s most recent fiscal year, the median bid/ask spread of a Share based on the NBBO at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the 1940 Act). In addition, the website will include a legend that will highlight for investors the differences between the Funds and traditional Active ETFs, as well as disclosure relating to the risks of investing in a Fund. The legend and risk disclosures are described below in Section I.J.

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be published daily in the financial section of newspapers.

I.	Disclosure to Marketplace: Funds versus Traditional Active ETFs

The principal difference between a Fund and a traditional Active ETF is that a Fund will disclose each Business Day the contents of a Tracking Basket, which is comprised of certain recently disclosed portfolio holdings that are held in the Fund’s portfolio at the time that the Tracking Basket is published and Representative ETFs, and the Tracking Basket Weight Overlap. A Fund’s complete portfolio holdings will be disclosed on the Fund’s website on a monthly basis with a 30 day lag. In contrast, a traditional Active

ETF is required to disclose on its website the identities and quantities of the Active ETF’s portfolio positions that will form the basis for the Active ETF’s calculation of NAV at the end of the business day.

J.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take steps to avoid investor confusion between the Funds and fully-transparent actively managed ETFs. Applicants will make clear the distinctive features of the Funds in each Fund’s Prospectus, SAI, website, and marketing materials. In particular, Applicants will explain that the Funds generally will not disclose their exact portfolios on a daily basis like traditional actively managed ETFs, will explain the nature and purpose of the Tracking Basket, and will provide an overview of the process for constructing the Tracking Basket.

In a prominent location near the Fund’s name on both the outside front cover of each Fund’s Prospectus and Summary Prospectus, as well as prominently on each Fund’s website and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

•

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

•	The ETF will publish on its website each day a “Tracking Basket” designed to closely track the daily performance of the ETF. While the Tracking Basket includes certain ETF holdings,

it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e. the later discussion on the Tracking Basket and the risks of the ETF] below.

Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Tracking Basket, how the Tracking Basket is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Tracking Basket and the Tracking Basket Weight Overlap. Each Fund will describe in more detail and in plain English that, (1) although the Tracking Basket is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published Tracking Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit shareholders by keeping its portfolio information secret, market participants may attempt to use the Tracking Basket to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

The Funds will also disclose that because the Shares are traded in the secondary market, a Broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

K.	Monitoring of Fund Operations

Each Fund’s operations will be subject to ongoing monitoring. For at least the first three years after launch of each Fund,39 the Adviser will promptly notify the Board if, for 30 or more days in any quarter or 15 days in a row: (i) the Tracking Basket’s daily premium or discount to the Fund’s NAV exceeds 1.00%; (ii) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 1.00%; or (iii) the bid/ask spread exceeds 1.00%.40 In each case, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, as applicable.41 The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creations Units, modifications to the Tracking Basket process, changing the Fund’s investment objective or strategy, liquidating the Fund, and other appropriate measures.

The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations and certain measures may require additional approvals, such as approval of FMR’s Disclosure Policy Committee. The Board may consider additional corrective measures if deemed necessary.

[39]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.
[40]

Applicants believe the proposed time periods and pricing differential threshold strikes an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower (i.e., less than 1.00%) thresholds to the extent deemed appropriate and approved by a Fund’s Board.

[41]

For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s preset thresholds have been crossed.

L.	Monitoring of a Fund’s Portfolio Securities

The Adviser or a third party will monitor trading of portfolio securities and in the event a security held in the portfolio but not in the Tracking Basket that represents 2% or more of the Fund’s portfolio is subject to a trading halt42 or otherwise does not have a readily available market quotation for a duration of at least two hours, the Adviser will promptly disclose the trading halt on the Fund’s website and assess the potential impact. In the event securities held in the portfolio but not in the Tracking Basket that represent 10% or more of the Fund’s portfolio are subject to a trading halt or otherwise do not have readily available market quotations for a duration of at least two hours, the Adviser will request that the Exchange halt trading of the Fund. Under each of these circumstances, the Adviser will promptly assess the potential impact on the tracking error between the portfolio and the Tracking Basket and the duration of the potential impact depending on length of time trading is halted. The Adviser will also assess appropriate remedial measures, including rebalancing the current Tracking Basket.43

M.	Protecting Confidential Fund Holdings Information

Each Fund views holdings information as sensitive and limits its dissemination. The Board authorized FMR to establish and administer guidelines for the dissemination of Fund holdings information, which may be amended at any time without prior notice. FMR’s Disclosure Policy Committee (comprising executive officers of FMR) evaluates disclosure policy with the goal of serving a Fund’s best interests by striking an appropriate balance between providing information about a Fund’s portfolio and protecting a Fund from potentially harmful disclosure.

Material non-public holdings information may be provided as part of the activities associated with managing the Funds to: entities which, by explicit agreement or by virtue of their respective duties to the

[42]	For purposes of this Application, a “trading halt” is defined as a formal notification from a listing exchange of a temporary suspension of trading for a particular security.
[43]

To the extent that a security in the Tracking Basket becomes subject to a trade halt or otherwise becomes difficult to price, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund would accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Tracking Basket with respect to the security subject to a trade halt that is deemed non-deliverable. If a security held by the Fund but not the Tracking Basket becomes subject to a trade halt, it will not have an impact on the ability of Authorized Participants to transact using the Tracking Basket and any material deviations in tracking error will be reconciled at the next rebalancing.

Fund, are required to maintain the confidentiality of the information disclosed; other parties if legally required; or persons the Adviser believes will not misuse the disclosed information. In addition, each Fund may provide material non-public holdings information to (i) third parties that calculate information derived from holdings for use by the Adviser or its affiliates, (ii) ratings and rankings organizations, and (iii) an investment adviser, trustee, or their agents to whom holdings are disclosed for due diligence purposes or in anticipation of a merger involving a Fund. Each individual request is reviewed by the Disclosure Policy Committee which must find, in its sole discretion that, based on the specific facts and circumstances, the disclosure appears unlikely to be harmful to a Fund. Entities receiving this information must have in place control mechanisms to reasonably ensure or otherwise agree that, (a) the holdings information will be kept confidential, (b) no company or employee shall use the information to effect trading or for their personal benefit, and (c) the nature and type of information that they, in turn, may disclose to third parties is limited. The Adviser relies primarily on the existence of non-disclosure agreements and/or control mechanisms when determining that disclosure is not likely to be harmful to a Fund.

There can be no assurance that a Fund’s policies and procedures with respect to disclosure of Fund portfolio holdings will prevent the misuse of such information by individuals and firms that receive such information.

The Funds and persons acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein will not apply).

II.	Funds of Actively Managed Exchange-Traded Funds.

A.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing

Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B. Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C. Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D. Conditions and Disclosure Relating to Section 12(d)(1) Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III.	Request for Exemptive Relief and Legal Analysis

A.	In Support of the Relief

1.	The Funds Will Not Raise the Commission’s Regulatory Concerns With Respect to Active ETFs

The Commission has stated that, in evaluating any specific proposal for an Active ETF, it would consider whether the proposal presents certain regulatory concerns.44 One of the regulatory concerns expressed by the Commission was the potential for inequitable treatment among Active ETF shareholders.45 Section 1(b)(3) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions.

(a)	The Arbitrage Mechanism Will Not Discriminate Against Investors Who Are Not Authorized Participants

[44]	See 2014 Notice, supra note 18.
[45]	Id.

The Commission has questioned whether the operation of an Active ETF would discriminatorily place investors who have the financial resources to purchase or redeem a Creation Unit in a different position than retail investors who are expected generally to buy and sell ETF shares at market price. As described below in Section III.B.2, Applicants believe that the Funds’ arbitrage mechanism will not discriminate against investors who are not Authorized Participants but rather inure to their benefit. The Commission has previously approved the ETF structure and issued several orders (directly or pursuant to delegated authority) that permit ETFs, including Active ETFs. In this way, the ETF structure, including its arbitrage mechanism, has been repeatedly approved by the Commission with a full and complete understanding that only certain investors would have the financial resources, and be able, to utilize an ETF’s arbitrage mechanism by transacting at NAV and/or market price. There is nothing different in the Applicants’ proposal than has been previously approved by the Commission in past ETF orders. Thus, Applicants contend that the Funds should not be viewed as giving rise to any type of discriminatory treatment of shareholders, or creating any imbalance of equities, of a type not approved in connection with existing ETFs or of a type that Section 1(b)(3) was designed to prevent.

(b) Shares Are Not Expected to Trade at Significant Premiums or Discounts

The Commission also has expressed concern that material deviations could develop between the market price and the NAV of an Active ETF’s shares.46 Past applicants for both Active and Index ETFs have essentially argued that the ETFs would not trade at a material premium or discount because their portfolios, or the indexes underlying their portfolios, would be fully transparent and thereby support an efficient arbitrage mechanism.

As Applicants explain above, however, an efficient arbitrage mechanism does not require daily full portfolio holdings transparency. Daily portfolio holdings transparency is merely one means for providing

[46]	Id.

the market with a low-risk arbitrage trade. Applicants propose to use other means to achieve the same end. Specifically, for each Fund, a Tracking Basket will be provided to facilitate an effective arbitrage mechanism. Using the Tracking Basket, arbitrageurs will be able to estimate the value of and hedge positions in a Fund’s shares, which Applicants believe will facilitate the arbitrage process and help ensure that the Shares normally will trade at market prices close to their NAV. Thus, Applicants believe that the Funds’ arbitrage mechanism will be sufficiently efficient to warrant the relief requested.

(c)	The Funds Will Not Be Susceptible to Front-Running or Free-Riding[47]

Applicants believe that the information to be disseminated to the public will enable arbitrageurs to transact in Creation Units and efficiently conduct arbitrage transactions with respect to Shares, but do not believe that this information will be sufficient for third parties, including sophisticated market participants, to reverse engineer a Fund’s portfolio. Specifically, Applicants will not disclose a Fund’s holdings in a manner that gives rise to an opportunity to front-run a Fund. As noted above, unlike existing Active ETFs, Applicants will not disclose a Fund’s full portfolio holdings on a daily basis. Instead, Applicants will disclose the contents of a Fund’s Tracking Basket on a daily basis and will also generally disclose a Fund’s portfolio holdings monthly with a 30 day lag. Traditional mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-PORT. Many of the mutual funds advised by the Adviser make their portfolio holdings available on Fidelity’s website on a monthly basis, 30 days after the month end. Applicants will otherwise disclose only the information discussed above, including each Fund’s Tracking Basket Weight Overlap.

As alluded to above, the Funds’ portfolio management decisions are made by a portfolio manager or portfolio management team relying upon fundamental research and other methods provided by a skilled

[47]

“Front running” occurs when other investors are permitted to trade ahead of a fund based on public knowledge that the fund will trade later. “Free riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it.

group of analysts. The Adviser does not believe that the investment decisions made on behalf of the Funds can be contemporaneously known or deduced by third parties based on the disclosures to be provided. For these reasons, free riding is not a concern for the Funds.

(d)	The Funds Will Not Rely on IIV as a Primary Pricing Signal

The Commission has expressed concern with the proposed use of IIV as a primary pricing signal for potential arbitrage transactions.48 The Commission has observed that, in practice, arbitrageurs do not rely on IIV, and instead, use portfolio holdings information to construct a hedge portfolio that closely aligns with an ETF’s NAV. As described above, Applicants anticipate that arbitrageurs will be able to calculate and construct hedge portfolios using securities in the Tracking Basket. Applicants contend that the Commission’s concerns with the IIV are not relevant to the operation of the Funds. Neither the operation of Funds nor the trading prices of Shares in the secondary market will depend on IIV as a pricing signal.

2.	The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors. Adviser believes the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

•	Diversification: a diversified investment vehicle with the potential for above-market returns.

•	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

[48]	See 2014 Notice, supra note 18.

•	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.

In addition, Applicants anticipate the Funds providing investors with the same type of liquidity as they have come to associate with ETFs. Liquidity is one of the features of ETFs that appears to be most appreciated by today’s investors and is often identified as one of the features of ETFs that positively distinguish them from other investment options. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds. As the Commission knows, one of the most widely touted advantages of the ETF structure is its tax efficiency, which is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind where appropriate so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, certain Index ETFs, but anticipate the Funds will be more tax efficient than similar strategies in a traditional mutual fund or ETFs that generally do not effect purchases and redemptions of creation units in kind.

3.	The Tracking Basket Mechanism Will Not Have a Significant Market Impact on Securities That Are Part of a Fund’s Tracking Basket But Not in a Fund’s Portfolio

Applicants believe they have structured the Tracking Basket mechanism so as to avoid having a significant market impact on securities that are part of a Fund’s Tracking Basket, but not in a Fund’s portfolio. As noted above, a Fund’s Tracking Basket will be comprised of certain recently disclosed portfolio holdings that are held in the Fund’s portfolio at the time that the Tracking Basket is published and

Representative ETFs. Accordingly, excluding Representative ETFs, all of the securities in a Fund’s Tracking Basket will be in the Fund’s portfolio at the time that the Tracking Basket is published. In addition, although the weights of the securities in the Tracking Basket may differ from their portfolio weightings, Applicants do not believe these differences will result in a significant market impact to the applicable securities. Applicants note that the Tracking Basket is expected to reflect a Fund’s actual holdings to a large degree and that securities held in the Tracking Basket will be liquid and have trading volumes that historically have constituted a small percentage of average daily trading volume.

In addition, Applicants believe that the Representative ETFs in the Tracking Basket will not be susceptible to market impact due in large part to the structure and operation of ETFs. ETFs continuously offer shares through creation and redemption activity, and their built-in arbitrage mechanism has generally resulted in ETFs trading in the secondary market at prices at or close to net asset value. In addition, an ETF can create or redeem shares to help maintain overall liquidity. With regard to the Funds, the Adviser will consider liquidity when selecting Representative ETFs for the Tracking Basket and will generally select highly liquid ETFs with higher trading volumes that trade efficiently and with tighter spreads. Furthermore, Applicants note that ETFs are required to adopt liquidity risk management programs that are reasonably designed to assess and manage liquidity risk. As a result, Applicants do not believe that the Tracking Basket mechanism will have a significant market impact on the Representative ETFs included in the Tracking Basket.

Furthermore, Applicants do not believe that the Tracking Basket mechanism raises new or novel concerns regarding market impact on securities not held in an ETF’s portfolio. Applicants note that certain existing ETFs utilize baskets that contain only a subset of their portfolio holdings (or underlying index constituents) to effect creation and redemption transactions, thereby potentially impacting the market for certain holdings or constituents disproportionately to other holdings or constituents. For example, an Index ETF may utilize a representative sampling strategy, with its basket containing only the index constituents it holds, and/or may use a sampled basket to effect creations and redemptions on a given business day as permitted under its exemptive relief. In addition, the exemptive relief for certain other ETFs contains further flexibility with respect to use of baskets that do not correspond pro rata to portfolio holdings.49 The SEC acknowledged the benefits of non-pro rata baskets in the June 2018 proposing release for proposed rule 6c-11.50 There, the SEC stated: “there are many circumstances…where allowing baskets to differ from a pro rata representation or allowing the use of different baskets for different authorized participants could benefit the ETF and its shareholders.”51

Moreover, Applicants note that there are various instances in which arbitrageurs construct hedge positions in an ETF utilizing (or on the basis of) securities or other instruments not included in the ETF’s portfolio. For example, where an Index ETF utilizes a representative sampling strategy, it may hold a subset of securities included in its underlying index, but an arbitrageur may utilize a different subset of index constituents when hedging its position. In addition, rather than hedging on a position-by-position basis, an arbitrageur may hedge its overall portfolio on a net basis. Such hedging practices could result in a market impact for securities not held in the portfolio of the ETF in which the arbitrageur is hedging its position.

For these reasons, Applicants do not believe that the Tracking Basket mechanism will have a significant market impact on securities that are part of a Fund’s Tracking Basket, but not in the Fund’s portfolio.

[49]

Similarly, there are instances in which an ETF’s basket contains securities that will not ultimately be held in the ETF’s portfolio, such as where a security is included in an Active ETF’s basket and the Active ETF sells out of its entire position that trading day. An Index ETF may also face this issue in connection with a portfolio rebalancing to realign its portfolio holdings with a newly rebalanced index. In such a case, while an ETF’s basket will generally reflect the ETF’s current holdings, the ETF’s portfolio manager will sell some of the securities at the next opportunity if the securities are no longer in the index following the rebalance.

[50]	See Exchange-Traded Funds, 1940 Act Rel. No. 33140 (June 28, 2018).
[51]	Id.

4. The Tracking Basket Will Not Misrepresent a Fund’s Portfolio Holdings

Although a Fund’s Tracking Basket may contain only a subset of the Fund’s portfolio holdings, together with Representative ETFs, the Tracking Basket will not misrepresent the Fund’s portfolio holdings.

(a)	The Tracking Basket is Designed to Assist, Not Mislead, Market Participants

The Tracking Basket is not intended to mislead shareholders, and in fact is designed to serve the opposite purpose: to convey adequate information to the market about the Fund, its return profile, and the drivers of those returns in order to facilitate efficient arbitrage. Applicants believe that the Tracking Basket will benefit shareholders by enabling arbitrageurs to create effective hedging strategies to allow for efficient arbitrage of Fund Shares, while at the same time protecting shareholders’ ability to benefit from active management. Applicants further believe that the Tracking Basket mechanism will help protect the Funds and their shareholders from the potential for front-running of portfolio transactions. If the Tracking Basket were to mislead investors or misrepresent the Fund’s holdings, it would degrade the value of the Tracking Basket as a means to achieve effective arbitrage, thereby undermining the entire product structure. Accordingly, it is in the interest of both the Funds and the Adviser to publish Tracking Baskets that do not mislead shareholders.

Furthermore, Applicants believe that use of the Tracking Basket is analogous to existing ETFs’ use of baskets that contain only a subset of their portfolio holdings (or underlying index constituents) to effect creation and redemption transactions, as described further in the preceding section. Although Index ETFs are not in general required to disclose their holdings daily, the use of baskets that do not correspond pro rata to an ETF’s portfolio holdings (or underlying index constituents) has not led to confusion about the ETF’s actual holdings or the performance it is designed to generate. Instead, as described above, such in-kind baskets are still able to produce performance that is highly correlated to the performance of the ETF’s actual portfolio, and the use of such baskets has not prevented arbitrageurs from hedging their positions effectively. Applicants have observed highly efficient trading of ETFs that invest in markets where security values are not fully known at the time of ETF trading, and where a perfect hedge is not possible, such as international stock and bond ETFs, and certain Index ETFs. Arbitrageurs use a variety of instruments and strategies to hedge their positions, including hedging their overall portfolio on a net basis, to achieve effective hedges even where specific ETF holdings are not known. Accordingly, market participants are not misled.

(b)	The Tracking Basket Will Accurately Reflect the Nature of the Fund’s Portfolio

The Tracking Basket is designed to achieve its purpose in part by including certain recently disclosed portfolio holdings in the Tracking Basket. As described above, each Business Day a Fund will also disclose its Tracking Basket Weight Overlap, which will convey to the market information about the overlap between the Fund’s portfolio and the Tracking Basket. Applicants anticipate that each Business Day’s Tracking Basket Weight Overlap will demonstrate that the Tracking Basket does not misrepresent – but instead reflects – the Fund’s portfolio to a large degree, while at the same time protecting against the potential for front-running. In addition, while the Adviser does not expect to hold Representative ETFs in the Fund’s portfolio, except for purposes of effecting transactions in Creation Units, they will nonetheless convey accurate information about the types of instruments in which the Fund invests given that Representative ETFs will themselves invest in the types of securities included in the Fund’s portfolio.52

[52]

For example, a Tracking Basket for a diversified U.S. equity Fund could include as Representative ETFs a set of Index ETFs with underlying indexes that provide exposure and characteristics similar to the specific security names in the Fund’s portfolio.

Accordingly, rather than misrepresent a Fund’s holdings, the Tracking Basket will reflect actual holdings to a large degree and will accurately reflect the nature of the Fund’s portfolio.

(c)	A Fund Will Provide Clear Disclosure of the Purpose of the Tracking Basket and its Difference from the Fund’s Actual Portfolio

Applicants will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, the Tracking Basket, and the Tracking Basket Weight Overlap. As described above, a Fund will include a Legend on the outside front cover of its Prospectus and Summary Prospectus, as well as its website and any marketing material. Among other things, this Legend will specifically state that a Fund will publish on its website each day a “Tracking Basket” designed to closely track the daily performance of the Fund, and that while the Tracking Basket includes certain Fund holdings, it is not the Fund’s actual portfolio. Accordingly, investors will receive a clear and prominent notice that the Tracking Basket is not the same as the Fund’s portfolio. Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Tracking Basket, how the Tracking Basket is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Tracking Basket and the Tracking Basket Weight Overlap. The Tracking Basket Weight Overlap will be available to investors each Business Day, providing investors with an understanding of the degree to which the Tracking Basket and portfolio overlap. Applicants believe these steps will minimize confusion about the Fund’s investments and how they differ from the disclosed Tracking Basket.

B. Legal Analysis of Relief

Although the Funds have features that distinguish them from other Active ETFs and Index ETFs, Applicants seek the same exemptive relief from the 1940 Act as traditional ETFs seek. Namely, Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the

1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under

Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares generally in Creation Units.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that normally are close to their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and Active ETFs to redeem their shares only in Creation Units. While Applicants recognize that there is the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of daily full portfolio holdings disclosure, Applicants do not believe that such deviations will develop given the Fund’s proposed arbitrage mechanism described above. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares generally only in Creation Unit quantities.

2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange53 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.54

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Moreover, arbitrageurs serve a completely different

[53]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[54]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; 1940 Act Rel. No. 13183 (April 22, 1983).

function than investors purchasing Shares in the secondary market. To fulfill their critical function as liquidity providers that facilitate trading of Shares at or close to NAV, arbitrageurs must be able to continuously engage in transactions to create and redeem Shares in the primary market at NAV. Supporting a Fund’s creation and redemption activity exposes arbitrageurs to certain risks for which they may be compensated through arbitrage opportunities that arise when the market price of Shares varies from their NAV. Arbitrageurs facilitate these arbitrage opportunities, which enhance liquidity in the secondary market and are designed to bring the market price of Shares closer to a Fund’s NAV, thereby benefiting investors in the secondary market. Accordingly, Applicants believe that arbitrage transactions in Shares will not lead to unjust discrimination or preferential treatment among purchasers since such activity benefits all investors as it works to reduce the difference between NAV and secondary market price.

Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. Based on Applicants’ extensive experience with investors purchasing ETFs on Fidelity’s brokerage platform and as an ETF sponsor, Applicants have observed that investors are seeking choice and have shown a significant interest in the ability to trade intraday for a variety of reasons, including availing themselves of certain desirable exchange-traded features, such as stop loss orders, obtaining real-time pricing of trades, and managing their portfolios with more flexibility and precision. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new concerns with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

3.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ...or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ...or any affiliated person of such a person,

promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other, and in addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (each other Fund and registered investment company (or series thereof), an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.55

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Tracking Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described

[55]	See, e.g., Keystone Custodian Funds, Inc., 21 SEC 295 (1945).

in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Except as described in Section I.F. above, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated and disseminated in accordance with the policies and procedures set forth in its Registration Statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Instruments and current trading program.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Because the Fund portfolio will not be disclosed daily, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Instruments to be included in the Tracking Basket (i.e., “cherry picking”). Further, because the Deposit Instruments will be those found in the Tracking Basket, except in certain limited instances, a person purchasing Shares could not cause the Fund to include unwanted instruments it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

4.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.56 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.57 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[56]	Hearing on S.3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 113 (1940).
[57]	Id. at 1114.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”58

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).59 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).60

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling,

[58]	Id. at 112 (testimony of David Schenker).
[59]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[60]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.61

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.62 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the

[61]	Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.
[62]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

extent permitted by exemptive rules and exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt or delivery of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.63 Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), except in the circumstances noted above, mitigates concerns about layering of fees.64

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

[63]

No more than 50% of the Tracking Basket’s assets will be invested in Representative ETFs. Any Representative ETF positions will be held solely to facilitate creations and redemptions using the Tracking Basket and will not be held for investment purposes.

[64]

Applicants do not believe that a Fund’s receipt or delivery of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units raises the concerns underlying Section 12(d)(1) of the 1940 Act. Because Representative ETFs will be utilized in the Tracking Basket to make it an effective hedging vehicle, undue influence will not be a concern. In addition, the presence of Representative ETFs in the Tracking Basket will not make the overall Fund structure overly complex because Representative ETFs will be included in the Tracking Basket for the limited purpose of effecting transactions in Creation Units, rather than to enable a Fund that is held as an investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A) to invest in Representative ETFs for investment purposes. Moreover, Representative ETFs held in the Tracking Basket are expected to constitute a small portion of the Fund’s overall portfolio, which should mitigate concerns about the layering of fees. In fact, such Representative ETFs are held for the specific purpose of executing in-kind creation and redemption activity with Authorized Participants at a lower cost to the Fund.

5.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.65

[65]

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s Registration Statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s Registration Statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as the Funds may offer Investing Funds an expanded array of Active ETF instruments in which to invest. By avoiding the front-running and free-riding concerns that can arise with daily disclosure of Portfolio Instruments, the Funds may be suitable for a broader range of investment strategies than fully-transparent Active ETFs.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1. As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the 1940 Act. The website will also disclose the median bid/ask spread for each Fund’s most recent fiscal year based on the NBBO at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the 1940 Act).

3. Each Fund will include the Legend in a prominent location on the outside cover page of its Prospectus, as well as on its website and any marketing materials.

4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Tracking Basket for that day and the Tracking Basket Weight Overlap.

5. The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed

ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing their full portfolio at the same time.

7. Each Fund will provide the Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8. Each Fund and each person acting on behalf of a Fund66 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein shall not apply).67

9. Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

B. Section 12(d)(1) Relief.

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common

[66]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).
[67]	See Selective Disclosure and Insider Trading, 1940 Act Rel. No. 24599 (Aug. 15, 2000).

control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund

Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12. No Fund relying on this Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt or delivery of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units.

V.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated: April 30, 2019

FIDELITY BEACH STREET TRUST

By:	/s/ William C. Coffey
Name:	William C. Coffey
Title:	Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY

By:	/s/ William C. Coffey
Name:	William C. Coffey
Title:	Chief Legal Officer and Secretary

FMR CO., INC.

By:	/s/ William C. Coffey
Name:	William C. Coffey
Title:	Chief Legal Officer and Secretary

FIDELITY DISTRIBUTORS CORPORATION

By:	/s/ Judy Marlinski
Name:	Judy Marlinski
Title:	President

AUTHORIZATION

FIDELITY BEACH STREET TRUST

In accordance with Rule 0-2(c) under the 1940 Act, William C. Coffey, in his capacity as Secretary of the Fidelity Beach Street Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on December 19, 2018:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the 1940 Act, William C. Coffey states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Chief Legal Officer and Secretary thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Chief Legal Officer and Secretary

AUTHORIZATION

FMR CO., INC.

In accordance with Rule 0-2(c) under the 1940 Act, William C. Coffey states that all actions necessary to authorize the execution and filing of this Application by FMR Co., Inc. have been taken, and that as Chief Legal Officer and Secretary thereof, he is authorized to execute and file the same on behalf of FMR Co., Inc.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Chief Legal Officer and Secretary

AUTHORIZATION

FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the 1940 Act, Judy Marlinski states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

/s/ Judy Marlinski
Judy Marlinski	April 30, 2019
President

VERIFICATION

FIDELITY BEACH STREET TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Beach Street Trust, that he is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company, that he is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Chief Legal Officer and Secretary

VERIFICATION

FMR CO., INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of FMR Co., Inc., that he is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William C. Coffey
William C. Coffey	April 30, 2019
Chief Legal Officer and Secretary

VERIFICATION

FIDELITY DISTRIBUTORS CORPORATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Distributors Corporation, that she is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Judy Marlinski
Judy Marlinski	April 30, 2019
President